EXHIBIT 99.1

Student Transportation Inc. Extends Senior Credit Facility for Additional Five Years

$225 Million Facility Includes Two New Banks

BARRIE, Ontario, Aug. 21, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest and most trusted provider of school bus transportation services, announced today that it has entered into a new, five year extension to its senior credit facility led by BMO Harris Bank of Chicago.

In addition to BMO Harris Bank, the syndicate previously included The Bank of Nova Scotia, The Toronto Dominion Bank, Fifth Third Bank, Siemens Financial Services and Raymond James Bank. The new amended credit facility will increase commitments by $60 million from the current $165 million to $225 million and has been extended for an additional five year period. The increase in the size of the facility comes from the addition of HSBC Bank Canada and National Bank Financial joining the syndicate group, as well as increased positions made by The Toronto Dominion Bank and Fifth Third Bank. The new amended facility also extends a $100 million "accordion feature" which provides access to a larger facility should it be needed in the future.

"While we had another three years left on our current senior credit facility, we had several financial institutions that wanted to join the syndicate and several others who wanted to increase their position," said STI CFO Patrick Walker. "We continue to grow, adding over 1,000 vehicles this year alone. The new amended facility gives us additional access to low-interest capital in order to manage this growth. In addition to the great interest rates, we are able to maintain our leverage covenants for an extended period and bring in two new banks to the syndicate group. All of these factors show we continue to maintain a very strong credit profile."

Walker also explained that the company uses the revolving credit facility for general corporate purposes, growth, and asset and equipment purchases. BMO Harris Bank has been the agent of record for the credit facility and lead bank for the past 17 years.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 11,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts

         Patrick Walker
         Chief Financial Officer

         Patrick Gallagher
         Marketing & Communications Manager
         pgallagher@rideSTA.com